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www.dechert.com

CRAIG L. GODSHALL

craig.godshall@dechert.com
+1 215 994 2491 Direct
+1 215 655 2491 Fax

May 12, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. John Reynolds

Re:          Shermen WSC Acquisition Corp.

Preliminary Proxy Statement on Form 14A

Filed on May 11, 2009

File No.  0-52642

Dear Mr. Reynolds:

On May 11, 2009 Shermen WSC Acquisition Corp. (the “Company”) submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Preliminary Proxy Statement (the “Proxy Statement”), originally filed with the Commission on January 20, 2009, as revised by the versions of the Proxy Statement filed with the Commission on March 11, 2009, April 13, 2009, and May 4, 2009.

On behalf of the Company, we are providing a supplementary response to comment 3 raised by the staff of the Commission (the “Staff”) in the letter dated May 8, 2009, from Mr. John Reynolds to Mr. Francis P. Jenkins, Jr., Chairman of the Board and Chief Executive Officer of the Company.

In our telephone conversation with the Staff this afternoon, we have been advised that the Staff does not believe that the exemption from registration in Section 4(1) of the Securities Act of 1933, as amended (the “Securities Act”), is available for the resale of the Company’s shares by Trustcorp (Jersey) Limited as trustee of ED&F Man 2009 Employee Trust (the “Trustee”) to certain shareholders of ED&F Man Holdings Limited (“ED&F Man”) who are also employees of ED&F Man or its affiliates and who have elected to participate in the transaction (the “Participating ED&F Man Employees”).  The Staff believes that the transaction is conducted by or on behalf of the Company and that the Trustee is engaged in a distribution of the Company’s shares to the Participating ED&F Man Employees and a statutory underwriter within the meaning of Section 2(a)(11) of the Securities Act.

We respectfully disagree with the Staff’s analysis.  Neither the Trustee nor ED&F Man, the settlor of the trust, is a statutory underwriter within the meaning of Section 2(a)(11) of the

Securities Act.  The Trustee did not acquire the Company’s shares “from an issuer” (i.e., the Company or an affiliate of the Company), but rather in open market transactions with funds provided by ED&F Man.  Nor do the Trustee or ED&F Man distribute the Company’s shares “for an issuer” (i.e., the Company or an affiliate of the Company).  The transaction is conducted for the account of the Trustee in its capacity as trustee of ED&F Man 2009 Employee Trust and the Company does not receive any proceeds or other direct pecuniary benefit from the transaction.  As we have pointed out in our letter to the Staff of May 11, 2009, an affiliate of an issuer who distributes for its own account securities that were not purchased from the issuer or another affiliate with a view towards a public distribution is not a statutory underwriter.(1)

However, if the Staff continues to view the transaction as a transaction by or on behalf of the Company, we believe that the transaction would be exempt from registration pursuant to Section 4(2) of the Securities Act, because it does not involve any distribution or public offering of the Company’s shares.  Based on statements made to the Company by representatives of ED&F Man, the transaction in substance meets the requirements of the Securities Act Rule 506 safe harbor for the following reasons:

•                  First, no general solicitation or advertising was used by or on behalf of the Company in connection with the transaction.  Rather, the offer and sale of the Company’s shares was made only to certain shareholders of ED&F Man who are also employees of ED&F Man or its affiliates and with whom ED&F Man (who, under the Staff’s analysis, would be acting as a “finder” on behalf of the Company) has a substantial pre-existing relationship.

•                  Second, the number of Participating ED&F Man Employees is very limited and most Participating ED&F Man Employees are “accredited investors” within the meaning of Securities Act Rule 501(a).  There are in total 47 Participating ED&F Man Employees on a worldwide basis, 18 of whom are resident in the United States.  Of the 47 Participating ED&F Man Employees, at least 28 (including eight Participating ED&F Man Employees resident in the United States) meet the definition of “accredited investor” in Securities Act Rule 501(a).  The Company and ED&F Man believe that each Participating ED&F Man Employee who is not an “accredited investor” has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Company’s shares, because of such Participating ED&F Man Employee’s prior investments in the securities of ED&F Man.  Furthermore, each such Participating ED&F Man Employee acknowledged that the value of the

(1)                                  See, e.g., Hicks, Exempted Transactions Under the Securities Act of 1933, § 9:90; Throop & Lane, Some Problems of Exemption Under the Securities Act of 1933, 4 L. & Contemp. Prob. 89, 118-119, 125 (1937).

Company’s shares can go down as well as up and such Participating ED&F Man Employee is able to bear the economic risk of an investment in the Company’s shares.

•                  Third, each Participating ED&F Employee, prior to the sale of the Company’s shares, has been provided with detailed information about the Company and the proposed business combination in the form of the Company’s preliminary proxy statement.  The substance of the information included in the preliminary proxy statement exceeds the level of information required by Securities Act Rules 506(b)(1) and 502(b)(2)(ii) since the Company is a shell company with no operations.  In addition, each Participating ED&F Man Employee was also given the opportunity to ask any questions of ED&F Man that they had about the proposed investment.

Based on the foregoing, even if the resale of the Company’s shares by the Trustee to Participating ED&F Man Employees were a transaction by or on behalf of the Company, it would be exempt from registration pursuant to Section 4(2) of the Securities Act.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Craig L. Godshall
Craig L. Godshall

Partner

CLG

cc:           Alexander M. Dye

Kirk D. Lipsey

Vladimir Nicenko

Dewey & Leboeuf LLP

1301 Avenue of the Americas

New York, NY 10019